September 12, 2017

Re:    NanoString Technologies, Inc. (the “Company”)
Registration Statement on Form S-3
Registration Statement No. 333-220255

Securities and Exchange Commission
Division of Corporation Finance - AD1
Attn: Suzanne Hayes, Assistant Director
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Hayes:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. ET on September 14, 2017 or as soon thereafter as is practicable.

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Sincerely,

NANOSTRING TECHNOLOGIES, INC.

By:    /s/ James A. Johnson
Name: James A. Johnson

Title:	Chief Financial Officer

cc:	Irene Paik, Attorney-Advisor, Division of Corporate Finance, Securities and Exchange Commission
R. Bradley Gray, NanoString Technologies, Inc.
Kathy Surace-Smith, NanoString Technologies, Inc.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.